SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 10549


                           SCHEDULE 13G


            Under the Securities Exchange Act of 1934
                        (Amendment No.13)*



                      GENTEX CORPORATION
                       (Name of Issuer)


                  Common Stock,  Par Value $.06
                  (Title of Class of Securities)


                          371901-10-9
                         (CUSIP Number)



     Check the following box if a fee is being paid with this statement [   ].
     (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)




               (Continues on the following page(s))

                        Page 1 of 4 Pages

CUSIP NO. 371901-10-9                   13-G             Page 2 of 4 Pages

1.   NAME OF REPORTING PERSON

     Fred Bauer
     ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a)   [ ]
                                                           (b)   [X]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

               5.   SOLE VOTING POWER

   NUMBER OF        1,190,116
      SHARES
 BENEFICIALLY  6.   SHARED VOTING POWER
    OWNED BY
       EACH         -0-
   REPORTING
      PERSON   7.   SOLE DISPOSITIVE POWER
        WITH
                    1,190,116

               8.   SHARED DISPOSITIVE POWER

                    -0-

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,201,116

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

     X

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     7.1%

12.  TYPE OF REPORTING PERSON*

     IN

CUSIP NO. 371901-10-9                  13-G               Page 3 of 4 Pages

Item 1(a) Name of Issuer:

          Gentex Corporation

Item 1(b) Address of Issuer's Principal Executive Offices:

          600 N. Centennial
          Zeeland, MI  49464

Item 2(a) Name of Person Filing:

          Fred Bauer

Item 2(b) Address of Principal Business Office or, if None, Residence:

          Fred Bauer:              236 Dyken Avenue
                                   Holland, MI  49423

Item 2(c) Citizenship:

          United States of America

Item 2(d) Title of Securities:

          Common Stock, Par Value $.06

Item 2(e) CUSIP Number:

          371901-10-9

Item 3    Not applicable.

Item 4    Ownership:

          Ownership details are disclosed in Items 5 through 8 on the coversheet preceding this portion of Schedule 13G. The amount shown in Item 9 on the coversheet for Fred Bauer includes 8,000 shares held by his minor child and 3,000 shares covered by options exercisable within 60 days.

Item 5    Ownership of 5% or Less of a Class:

          Not applicable.

CUSIP NO. 371901-10-9                 13G                   Page 4 of 4 Pages
Item 6    Ownership of More than 5% on Behalf of Another Person:

          Not applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by Parent Holding Company:

          Not applicable.

Item 8    Identification and Classification of Members of the Group:

          Not applicable.

Item 9    Notice of Dissolution of Group:

          Not applicable.

Item 10   Certification:

          Not applicable.



Signature:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated:  February 4, 1996                         /s/ Fred Bauer
                                                 Fred Bauer